UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________

PART I -- REGISTRANT INFORMATION

Bukit Jalil Global Acquisition 1 Ltd.
Full name of registrant:

Former name if applicable:

31-1 Taman Miharja Phase 3B, Jalan 3/93, 2 ½ Miles, Cheras
Address of principal executive office (Street and number):

Kuala Lumpur, Malaysia 55200
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bukit Jalil Global Acquisition 1 Ltd. (the “Company”) was unable to file its Quarterly Report on Form 10-Q on a timely basis without incurring undue hardship and expense, because the Company requires additional time to work internally to assemble certain information as required by the auditors to finalize the Form 10-Q. The Company anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Seck Chyn “Neil” Foo	+603	91339688
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in its results of operations for the three months ended June 30, 2024, as compared to the period from March 31, 2023 through June 30, 2023, primarily as a result of the interest income generated in connection with the proceeds derived from the Company’s initial public offering (the “IPO”) consummated on June 30, 2023.

On June 30, 2023, the Company consummated the IPO of 5,750,000 units (including 750,000 units issued upon the full exercise of the over-allotment option), generating gross proceeds of $57,500,000. On June 30, 2023, substantially concurrently with the closing of the IPO, the Company completed the private sale (the “Private Placement”) of 424,307 units to its sponsor, Bukit Jalil Global Investment Ltd., generating gross proceeds of $4,243,070. Substantially concurrently with the closing of the IPO, the Company also issued to A.G.P. / Alliance Global Partners, the representative of the underwriters of the IPO, 150,000 ordinary shares (the “Representative Shares”). The fair value of the 150,000 Representative Shares was approximately $817,500.

The proceeds of $58,362,500 in the aggregate from the IPO and the Private Placement, were placed in a trust account established for the benefit of the Company’s public shareholders and the underwriters of the IPO with Continental Stock Transfer & Trust Company acting as trustee. Since the IPO, interest income has been generated in connection with the proceeds derived from the IPO (the “Interest Income”).

Due to the Interest Income, we expect significant changes in the results of the operation for the three months ended June 30, 2024, as compared to the three months ended June 30, 2023.

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BUKIT JALIL GLOBAL ACQUISITION 1 LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By	/s/ Seck Chyn Foo
Seck Chyn Foo
Chief Executive Officer and Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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